Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: March 14, 2018

The following is an excerpt of the transcript from Eric Palmer’s, Cigna's Executive Vice President and Chief Financial Officer, presentation at the Barclays Global Healthcare Conference.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT CI - Cigna Corp at Barclays Global Healthcare Conference EVENT DATE/TIME: MARCH 13, 2018 / 12:30PM GMT

MARCH 13, 2018 / 12:30PM, CI - Cigna Corp at Barclays Global Healthcare Conference
MARCH 13, 2018 / 12:30PM, CI - Cigna Corp at Barclays Global Healthcare Conference

CORPORATE PARTICIPANTS
Eric Palmer Cigna Corporation - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS
Steven J. James Valiquette Barclays Bank PLC, Research Division - Research Analyst

PRESENTATION
Steven J. James Valiquette - Barclays Bank PLC, Research Division - Research Analyst
All right. Welcome to the Barclays Healthcare Conference. I'm Steven Valiquette, the healthcare services analyst here. And next company up is Cigna. This will be a fireside chat. We do have Eric Palmer, the CFO.

He does want to make a couple of opening remarks, and then we'll dive into the fireside chat right after that. So let me turn the podium over to Eric. Thanks.

Eric Palmer - Cigna Corporation - Executive VP & CFO
Thanks, Steve. Good morning, everyone. As Steve said, I'd like to just make a few opening remarks. I'm pleased to be here with you today. I just wanted to start with some comments about Cigna, our strong operating momentum as well as the significant opportunity we have to accelerate our strategy and create value through the acquisition of Express Scripts.

So we're coming off of an exceptionally strong 2017 performance, with some significant contributions from all of our growth platforms. We have commercial Seniors, Global Supplemental Benefits and Disability and Life. And we've put forth attractive guidance for 2018, with the expectation for 7% to 8% growth with earnings per share growth of 19% to 23% over the 2017 performance. This momentum is the result of focused execution of our strategy to deliver customers and -- value to customers and clients through improved affordability and personalization.

The -- now last week, we announced our agreement to acquire Express Scripts. This combination accelerates our strategy and squarely advances 2 of the M&A focus areas we identified at our Investor Day back in June. That is furthering our capabilities in both pharmacy and physician engagement; and strengthening our engagement with individuals.

Now stepping back, Cigna continues to view the U.S. commercial employer space as an attractive growth opportunity. We have grown consistently in this space for a number of years, and this combination further strengthens our competitiveness. The combination of Express Scripts pharmacy and specialty pharmacy capabilities and Cigna's approach to medical cost management will further improve the industry-leading cost trends that Cigna has delivered.

The acquisition also strengthens our positioning for further growth in Seniors across both our Medicare Advantage and Part D offerings and creates significant platform for further growth as well, for example, in the larger end of the middle market and in the national account -- employer space. And over time, the acquisition enabled Cigna to create a services-based growth platform, which will combine market-leading pharmacy, behavioral population, medical population health, medical management and consumer support tools.

Now pharmacy capabilities were an M&A priority for us because while pharmacy was once a small portion of medical spend, today, it represents 20% of the total spend, and we expect that to continue to increase.

Specialty Pharmacy is the fastest-growing medical spend category, as therapies become more targeted and care becomes more personalized. Pharmacy is also typically the #1 cause of a gap in health care, the wrong drug, the wrong dosage, the wrong duration, and this combination presents an opportunity to close those gaps more effectively and to lower health risks and improve the quality of life for our customers, which creates values for employers through lower medical costs and higher productivity.

MARCH 13, 2018 / 12:30PM, CI - Cigna Corp at Barclays Global Healthcare Conference
MARCH 13, 2018 / 12:30PM, CI - Cigna Corp at Barclays Global Healthcare Conference

And finally, pharmacy and Specialty Pharmacy are lagging in advancements in value-based care and therefore, are excellent areas for future -- further innovation. Today, Specialty Pharmacy represents about 10% of overall medical costs, but this is expected to grow significantly over the course of the next 5 to 10 years.

Now Accredo is widely recognized as one of the best specialty pharmacies in the marketplace. Connecting these capabilities with our high-performance physician collaborative relationships enable us to deliver solutions to coordinate care for these very expensive and complex drugs, which will drive additional affordability, as we lead this shift to value-based care.

Employers greatly value the ability to manage these complex treatments, as they see how they represent a growing proportion of health care costs. And improving affordability in pharmacy and Specialty Pharmacy costs will yield lower cost trends, building on the differentiated medical cost trends we've consistently delivered.

Now as we discussed last week, we expect the combined company to deliver annual revenue growth in the range of 6% to 8%. Now I recognize that this implies an accelerated growth level beyond what Express Scripts has historically discussed, which is why I wanted to provide some incremental details regarding our growth path going forward.

To start, Cigna's existing growth platforms will continue to deliver the strong high-single digits growth that you've come to expect. In addition, our growth will be further enhanced by expanding our addressable markets and segments. This transaction dramatically expands our geographic reach beyond today's Go Deep markets, which represent something like 30% of the U.S. MSAs, and also opens up new opportunities to us with health plans and other entities.

Second, our growth will be further enhanced with the increased penetration of pharmacy customers and stronger client retention due to sustained superior medical cost and pharmacy trends. Now specifically, we have opportunity to increase penetration of pharmacy products in our middle-market national account segments.

And third, we have an opportunity to use our consultative distribution expertise to further embed Express Scripts' capabilities in markets where they have historically not focused, for example, in our Middle Market segment.

And finally, our Medicare Advantage and Part D offerings will be strengthened due to superior pharmacy and Specialty Pharmacy capabilities, driving further growth in the government space.

Now across all of these growth areas, we will make health care simpler for consumers by harnessing actionable insights and predictive analytics, maximizing adoption of evidence-based care and delivery of industry-leading innovation and medical technology to support care decisions. And importantly, the combined company will not restrict customer or employer choices. Rather, we'll have an open-architected model in which we offer a full suite of medical, behavioral, specialty pharmacy and other health engagement services across a wide array of retail and online distribution channels, providing choices and options for the people we serve.

These additional opportunities, in addition to the growth of each of the companies, give us confidence in our ability to achieve the 6% to 8% sustained top line growth.

And the combination is financially attractive. We expect significant accretion in year 1 on an all-in basis and mid-teens accretion in year 1 when you exclude the contributions from Express Scripts' transitioning clients. Annualized synergies of $600 million, primarily include the benefit of administrative efficiencies; we expect these to build over multiple years.

Significantly more synergies associated with improved medical and pharmacy costs will be primarily passed through to our customers, clients and health plan partners, and we expect many of those to be available more immediately post close. Because these benefits are going directly to our customers and clients, the competitiveness of our services has improved, and thus, our ability to grow and earn a margin based on the value we create has improved.

MARCH 13, 2018 / 12:30PM, CI - Cigna Corp at Barclays Global Healthcare Conference
MARCH 13, 2018 / 12:30PM, CI - Cigna Corp at Barclays Global Healthcare Conference
Combined with the strong free cash flows and solid margins that these highly capital-efficient businesses generate, we see sustainable value creation on this combination. And as a result, we increased our earnings per share expectations for 2021 from $18 to a range of $20 to $21 per share. We expect to return to a debt-to-cap ratio in the mid -- in the 30s over 18 to 24 months post close and expect to have additional capital available for deployment over this time frame.

So in summary, then we'll get to the fireside chat, this combination further strengthens our ability to drive value creation in the following ways: by combining leading medical cost management and leading pharmacy and specialty cost management capabilities to improve affordability. In turn, this enables growth in the commercial employer space through increased retention, increased penetration and growth in the U.S. seniors market.

Through the creation of a services-based capital-efficient growth platform, this transaction also provides exceptional flexibility for further strategic actions, all while improving the health, the quality of life, the employer productivity and community health of those we serve. As a result, we're excited about the potential that Cigna has in front of us to transform health care, driving greater affordability and personalized value for those we have the privilege of serving.

And now with that though, I'll turn it back over to Steve for some questions.

Steven J. James Valiquette - Barclays Bank PLC, Research Division - Research Analyst
All right, great. Okay, thanks, Eric.

QUESTIONS AND ANSWERS
Steven J. James Valiquette - Barclays Bank PLC, Research Division - Research Analyst
So I guess just to kick things off, the stock market reaction to the Express Scripts merger has been, we'll call it, mixed, I guess. But I don't think investors are really opposed to the concept of Cigna acquiring PBM assets here. I think, really, it's just the size of the deal that really took people by surprise. So I'm just curious to maybe hear your response, a little more color on why the size of buying this much PBM assets right here right now, just based on that feedback we've been getting.

Eric Palmer - Cigna Corporation - Executive VP & CFO
Sure. So appreciate the TF there. As I think about the combination in front of us, we looked at a wide arrange -- a wide array of options in terms of the things that we could do to pursue growth and pursue advancing our strategy, and ultimately, we concluded that this transaction presented the best combination of taking a step forward in terms of driving further affordability. It takes a step forward in terms of creating additional financial capacity, and it takes a step forward in terms of just the overall value that we can create in the health care system overall. And so those are the primary things that we thought about, Steve, in terms of the range of options that we looked at. So the size of the transaction is substantial, but we think the opportunity is substantial as well. And that's how we landed on this as an approach.

Steven J. James Valiquette - Barclays Bank PLC, Research Division - Research Analyst
Okay, great. Now Cigna has a stated goal of trying to grow EPS around, call it, 10% to 13% annually. Express Scripts has been growing their EBITDA organically in the low to maybe mid-single digits, excluding Anthem over the past few years. Just curious if it's your expectation that Cigna can still grow that EPS in that same 10% to 13% range, if Express Scripts does indeed stay in that low to mid-single-digit EBITDA. Or do you have to accelerate that to get to the 10% to 13%? And also, when you think about Express Scripts in that context, is it more about winning new business or is it really just the synergies from the deal or kind of the delta between those 2 just to give a little more color around that?

MARCH 13, 2018 / 12:30PM, CI - Cigna Corp at Barclays Global Healthcare Conference
MARCH 13, 2018 / 12:30PM, CI - Cigna Corp at Barclays Global Healthcare Conference

Eric Palmer - Cigna Corporation - Executive VP & CFO
Sure. Well, to start, the short answer on the 10% to 13% is yes. We expect to be able to continue to deliver 10% to 13% earnings per share growth over a sustained period of time. And in terms of the drivers of that, think of that in a couple of different categories. First, I touched on some of the growth synergies in my opening comments here in terms of areas where we will now have opportunities for Cigna to be participants in the market where we haven't been in the past as well as markets we'll be able to bring Express Scripts' capabilities to where they haven't been in the past. So clearly, there are meaningful growth opportunities and growth synergies, if you will, on that front. Over time, I think the value of creating the incentive alignment through connecting the Express capabilities, the Specialty Pharmacy capabilities in particular, back through with the value-based collaboratives that we already have a leading position in, have the potential to really create significant value that ultimately (inaudible) to our benefit. Whether you think about that as on the Express line or on the Cigna line, I think is -- it probably a distinction that becomes a little fuzzy over time. But ultimately, we think that improved affordability creates opportunity for us to earn our margins based on the superior trends and medical cost results that we'll be able to deliver, and that's what helps to fuel the growth.

Steven J. James Valiquette - Barclays Bank PLC, Research Division - Research Analyst
Okay, great. So we're talking earlier, and I think you definitely articulated a lot of diligence around some of those business opportunities to accelerate the growth. I think there were some measures that maybe had a perception that this deal maybe could have come together potentially very quickly. Why don't you just remind investors again on sort of the time line on the negotiation process, kind of when it started? I think you guys made a comment about that previously but just curious if you maybe could just give a little more color on the overall process around the merger.

Eric Palmer - Cigna Corporation - Executive VP & CFO
Sure. Sure. So we began our discussions in earnest back in the fourth quarter after considering a pretty wide range of potential alternatives for Cigna and us and the best ways to advance our strategies and then began diligence efforts really at the tail end of the fourth quarter and as we got into the beginning of the year. And as you'd expect, we're a pretty disciplined organization, we conducted a pretty disciplined set of diligence programs in terms of evaluating all of the different elements of Express Scripts' capabilities, the sustainability of the terms and contracts and things along those lines and ultimately got not only comfortable but excited about the opportunity that there is to take these capabilities and connect them back into Cigna. So again, this is not something that we did impetuously or something that just came together in the last couple of weeks or anything along those lines but rather a pretty disciplined and extended set of evaluation and diligence that was the culmination of a lot of strategic thinking.

Steven J. James Valiquette - Barclays Bank PLC, Research Division - Research Analyst
Okay. Another question along the lines of the feedback trail since the merger was announced, that there were a few investors that maybe built up a perception that there could be some FTC risk around the transaction and whether that -- whether or not that relates to small- to mid-sized health plan customers, maybe no longer having a viable independent PBM partner of choice or other factors. Maybe just curious if you can address some of the FTC questions that have popped up if you're able to and if you're comfortable doing so.

Eric Palmer - Cigna Corporation - Executive VP & CFO
Sure. Well, I'll give you a couple of headlines on that. First of all, when we looked at this transaction, this combination, we don't see much at all in the way of overlaps in terms of things that would create issues from that, one. Two, we think actually there are a number of really pro-competitive benefits of the combination here in terms of us being able to take services from Cigna out to markets that we haven't been able to serve in the past or haven't focused on serving in the past, specifically, taking additional capabilities and enabling them to and through health plans and the like. So again, that's something that I think is ultimately a net positive. And then third, I think the idea of innovating and connecting pharmacy capabilities back with the delivery system is one that is a positive and creates value, and that's a synergy that helps to improve the overall effectiveness for the market and ultimately, the government ought to like that as well. So as you pool all these pieces together, we think there's a really strong case for this deal to make it through the regulatory process.

MARCH 13, 2018 / 12:30PM, CI - Cigna Corp at Barclays Global Healthcare Conference
MARCH 13, 2018 / 12:30PM, CI - Cigna Corp at Barclays Global Healthcare Conference
Steven J. James Valiquette - Barclays Bank PLC, Research Division - Research Analyst
Okay. When we think about Cigna's 3% medical cost trend in 2017, obviously, that's industry-leading. I think the pharmacy trend within that was right around 0. I guess when you think about going forward over the next several years, just curious how you think about pharmacy trend going forward and curious if the thought around the Express Scripts merger was tied to, hey, if we want to maintain our industry-leading medical cost trends, pharmacy's a major component of that to just help you kind of maintain your edge on medical cost control given that pharmacy's becoming just a bigger and bigger part of the overall picture.

Eric Palmer - Cigna Corporation - Executive VP & CFO
I appreciate you calling out the results. We're delighted with the overall pharmacy trend that we were able to deliver in 2017, and as you said, it was right around 0 in terms of our 2017 number. Now within that, we had Specialty Pharmacy growing at a pretty good clip. And we were effective in keeping the base part of the pharmacy costs at a negative level this year, and it comes together in terms of a 0 overall. Over time, that growth in Specialty Pharmacy is a real important dimension to have, will be well managed and to ensure that it's connected. So I think there's a lot of merit to how you keep that up, Steve, in terms of the need for us to be able to connect the Specialty Pharmacy back with the overall value-based and collaborative arrangements that we've got. And as you think about that 20% of the costs or so in pharmacy and that continuing to grow as a portion, being able to undertake this transaction to really put a number of leading capabilities around containing that cost, I think is important in terms of delivering the competitiveness that we seek to deliver and that our clients need us to deliver and more broadly than the transaction creates, the opportunity it creates with the services platform that we've talked about in terms of further expanding the number of services, the types of services that we're able to offer across customers, clients and different health plans.

Steven J. James Valiquette - Barclays Bank PLC, Research Division - Research Analyst
Okay. Another question that has come up since the deal was announced was the fact that, obviously, Cigna had a prior Rx claims processing contract with Catamaran. It's now obviously part of OptumRx over at United. If I'm right, the contract runs through 2023. Just curious if that outsourced claims processing and bringing that back in-house, is that a big part of the synergy picture around this? Or is that really just really a smaller part of the driving force behind this deal? And in the way it stands right now, is there any read on whether you would look to try to do that before 2023? Or does that just -- or is it just not that critical in the overall grand scheme of things?

Eric Palmer - Cigna Corporation - Executive VP & CFO
Okay. So you look at the relationship we have there, so overall, we've talked on a number of occasions about the PBM asset as it stands today as being something that's performing well for us and the relationship we've had with Catamaran and now, with Optum, has been a part of how we've gotten to that. But importantly, we've owned and retained our PBM. And there have only been modules of things that we've used other partners for and we've had a number of the different elements of the PBM has been maintained on a proprietary basis within the company. As you think about the value creators here in terms of this transaction in the PBM space, I'd think about more about the elements that we've retained in our own capabilities as where the immediate synergies are. But again, over time, again, not only just the PBM synergies that come from the transaction, but this broader service platform, are part of what makes it overall compelling. We'll be working through the particulars in terms of the different elements and checkpoints and the like that we have within the Optum arrangement and how those come together over the course of the coming months as we develop our integration plan and evolve our overall planning year.

MARCH 13, 2018 / 12:30PM, CI - Cigna Corp at Barclays Global Healthcare Conference
MARCH 13, 2018 / 12:30PM, CI - Cigna Corp at Barclays Global Healthcare Conference

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FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.
Forward-looking statements, including as they relate to Express Scripts (“Express Scripts”) or Cigna (“Cigna”), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:
•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.
You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.
IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts’ directors and executive officers in Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.
NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.